Exhibit (a)(5)(v)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase (as defined below) and the related Letter of Transmittal (as defined below) and any amendments or supplements thereto. The Offer is not being made to (and no tenders will be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with the securities, “blue sky” or other laws of such jurisdiction. Purchaser (as defined below) may, in its discretion, take such action as it deems necessary to make the Offer to holders of Shares in such jurisdictions in compliance with such applicable laws. In those jurisdictions, if any, where applicable laws require that the Offer be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

AMBIT BIOSCIENCES CORPORATION

at

$15.00 per share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization related milestones relating to quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement by

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

(“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo, Japan, is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”), a Delaware corporation, at a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferrable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, again as described in and under the conditions set forth in the CVR Agreement, is achieved, with a maximum payment of up to $4.50 in cash per CVR, net to the seller in cash, without interest (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”) less any applicable withholding taxes. This offer is being made upon the terms and subject to the conditions set forth in the offer to purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal collectively constitute the “Offer”.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON NOVEMBER 10, 2014, UNLESS THE OFFER IS EXTENDED

Tendering stockholders who are record owners of Shares and who tender directly to American Stock Transfer and Trust Company, LLC (the “Depositary”) will not be obligated to pay brokerage fees, commissions or, except as set forth in the Letter of Transmittal, stock transfer taxes on the sale of Shares to Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult with their nominee to determine if they will be charged any service fees or commissions.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2014, by and among Daiichi Sankyo, Purchaser and Ambit (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Subject to the provisions of the Merger Agreement, immediately following the consummation of the Offer and without a meeting of stockholders of Ambit in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser, Daiichi Sankyo and Ambit will cause Purchaser to merge with and into Ambit (the “Merger”), with Ambit continuing as the surviving corporation and as a wholly owned subsidiary of Daiichi Sankyo. At the effective time of the Merger, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by Daiichi Sankyo, Ambit or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law.

The Merger Agreement is more fully described in the Offer to Purchase.

The Offer is not subject to any financing condition. The Offer is conditioned upon (i) there being validly tendered and not validly withdrawn Shares prior to the expiration date of the Offer (as extended in accordance with the Merger Agreement) that, when considered together with all other Shares (if any) beneficially owned by Daiichi Sankyo or its affiliates, represent one more than 50% of the sum of (A) the total number of Shares outstanding at the time of the expiration of the offer plus (B) the aggregate number of Shares issuable to holders of company options and company warrants from which Ambit has received notices of exercise prior to the expiration of the Offer, (ii) the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, having expired or been terminated, and (iii) the other conditions to the Offer described in Section 14 “Conditions to the Offer” of the Offer to Purchase.

THE BOARD OF DIRECTORS OF AMBIT HAS UNANIMOUSLY RECOMMENDED THAT YOU TENDER ALL OF YOUR SHARES INTO THE OFFER.

THE BOARD OF DIRECTORS OF AMBIT HAS UNANIMOUSLY (I) DETERMINED THAT THE TRANSACTIONS CONTEMPLATED BY THE MERGER AGREEMENT, INCLUDING THE OFFER AND THE MERGER (COLLECTIVELY, THE “TRANSACTIONS”) ARE FAIR TO AND IN THE BEST INTERESTS OF AMBIT AND ITS STOCKHOLDERS, (II) APPROVED AND DECLARED ADVISABLE THE MERGER AGREEMENT AND THE TRANSACTIONS, (III) RESOLVED TO RECOMMEND THAT AMBIT’S STOCKHOLDERS ACCEPT THE OFFER AND TENDER THEIR SHARES TO PURCHASER PURSUANT THERETO, AND (IV) AGREED THAT THE MERGER AGREEMENT SHALL BE SUBJECT TO SECTION 251(H) OF DELAWARE LAW.

Upon the terms and subject to the conditions to the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will promptly accept for payment and pay for all Shares validly tendered and not withdrawn prior to 5:00 P.M. Eastern time, November 10, 2014, unless the Offer is extended or earlier terminated (such date and time, the “Expiration Date”, unless Purchaser extends the Offer pursuant to and in accordance with the terms of the Merger Agreement, in which event the “Expiration Date” will mean the latest date and time at which the Offer, as so extended by Purchaser, will expire). If the conditions of the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Purchaser may extend the Offer on one or more occasions, for an additional period of up to ten business days per extension, until all conditions of the Offer have been satisfied or waived. If the conditions to the Offer have not been satisfied or waived and the Merger Agreement has not been terminated, Ambit may require Purchaser to extend the Offer for one period of up to five business days until all conditions to the Offer have been satisfied or waived. In addition, Purchaser will extend the Offer either (a) for any period required by any federal, state, local, municipal, foreign or other law, statute, constitution, principle of common law, resolution, ordinance, code, edict, decree, rule, regulation, ruling or requirement issued, enacted, adopted, promulgated, implemented or otherwise put into effect by or under the authority of any governmental body (or under the authority of NASDAQ Stock Market (“NASDAQ”)), any interpretation or position of the Securities and Exchange Commission or the staff thereof or NASDAQ or (b) periods of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended shall have expired or been terminated; provided, however , that in no event will Purchaser be required or permitted (without the prior written consent of Ambit) to extend the Offer to a date more than one business day beyond January 31, 2015 (the “End Date”). For purposes of the Offer, as provided under the Securities Exchange Act of 1934, as amended (“Exchange Act”), a “business day” means any day other than a Saturday, Sunday or a U.S. federal holiday and consists of the time period from 12:01 A.M. through 12:00 midnight, New York City time.

Any extension, delay, termination, waiver or amendment of the Offer will be followed as promptly as practicable by public announcement thereof. In the case of an extension of the Offer, such announcement will be made no later than 5:00 P.M., Eastern time, on the next business day after the previously scheduled Expiration Date. Each of the time periods described in this and the foregoing three paragraphs is calculated in accordance with Rule 14d-1(g)(3) under the Exchange Act.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not properly withdrawn, if and when Purchaser gives oral or written notice to the Depositary of its acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions to the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders of record whose Shares have been accepted for payment. Under no circumstances will interest be paid with respect to the purchase of Shares pursuant to the Offer, regardless of any extension of the Offer or delay in making payment for Shares.

No alternative, conditional or contingent tenders will be accepted. There is no procedure for guaranteed delivery in the Offer. In order for an Ambit stockholder to validly tender Shares pursuant to the Offer, the stockholder must follow one of the following procedures:

•	for Shares held as physical certificates, the certificates representing tendered Shares, a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary before the Expiration Date; or

•	for Shares held in book-entry form, either a properly completed and duly executed Letter of Transmittal, together with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in lieu of such Letter of Transmittal, and any other required documents, must be received by the Depositary, and such Shares must be delivered according to the book-entry transfer procedures described in the Offer to Purchase, in each case before the Expiration Date.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders of Shares are irrevocable, except that they may also be withdrawn after December 9, 2014, which is the 60th day from the commencement of the Offer, unless such Shares have already been accepted for payment by Purchaser pursuant to the Offer. For a withdrawal to be proper and effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such certificates, the serial numbers shown on such certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in the Offer to

Purchase), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in the Offer to Purchase, any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined in the Offer to Purchase) to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and any Shares properly withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, Shares that have been properly withdrawn may be re-tendered at any time prior to the Expiration Date by following one of the procedures described the Offer to Purchase.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser in its sole discretion. Purchaser reserves the absolute right to reject any and all tenders determined by Purchaser not to be in proper form or the acceptance for payment of which may, upon the advice of counsel, be unlawful.

None of Purchaser, the Depositary, the Information Agent (as defined below) or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Purchaser’s interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be determined by Purchaser in its sole discretion.

Ambit has provided Purchaser with Ambit’s stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of Shares whose names appear on Ambit’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The receipt of cash for Shares pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a United States Holder will recognize gain or loss in an amount equal to the difference between such United States Holder’s adjusted tax basis in such Shares sold pursuant to the Offer or converted into the right to receive cash in the Merger and the amount of cash received therefor. For a more detailed description of certain United States federal income tax consequences of the Offer and the Merger, see the Offer to Purchase. Each holder of Shares should consult its tax advisor about the particular tax consequences to such holder of tendering Shares into the Offer, exchanging Shares in the Merger or having Shares converted into the right to receive cash in the Merger.

The Offer to Purchase, the Letter of Transmittal and Ambit’s Solicitation/Recommendation Statement on Schedule 14D-9 (which contains the recommendation of the Board of Directors of Ambit and the reasons therefor) contain important information. Stockholders should carefully read these documents in their entirety before making a decision with respect to the Offer.

The information required to be disclosed by Rule 14d-6(d)(1) under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), may be contacted at the address and telephone numbers set forth below for questions and/or requests for additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials. Such copies will be furnished promptly at Purchaser’s expense. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance.

Except as set forth in the Offer to Purchase, neither Daiichi Sankyo nor Purchaser will pay any fees or commissions to any broker or dealer or any other person for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

(800) 322-2885 (Call Toll-Free)

Email: tenderoffer@mackenziepartners.com

October 10, 2014